Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-265348

Final Term Sheet

AMERICAN TOWER CORPORATION

May 22, 2023

Issuer:	American Tower Corporation (“AMT”)

Coupon:	5.250% Senior Notes due 2028 (the “2028 Notes”) 5.550% Senior Notes due 2033 (the “2033 Notes”)

Principal Amount:	2028 Notes: $650,000,000 2033 Notes: $850,000,000

Maturity Date:	2028 Notes: July 15, 2028 2033 Notes: July 15, 2033

Benchmark Treasury:	2028 Notes: 3.500% UST due April 30, 2028 2033 Notes: 3.375% UST due May 15, 2033

Benchmark Treasury Price and Yield:	2028 Notes: 98-26+; 3.762% 2033 Notes: 97-05; 3.719%

Spread to Benchmark Treasury:	2028 Notes: T + 155 basis points 2033 Notes: T + 187.5 basis points

Yield to Maturity:	2028 Notes: 5.312% 2033 Notes: 5.594%

Price to Public:	2028 Notes: 99.712% 2033 Notes: 99.650%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB+ (Negative) (Moody’s / S&P / Fitch)

Interest Payment Dates:

2028 Notes: Semi-annually on January 15 and July 15 of each year, commencing on January 15, 2024 (long first coupon)

2033 Notes: Semi-annually on January 15 and July 15 of each year, commencing on January 15, 2024 (long first coupon)

Make-whole Call:

2028 Notes: Prior to June 15, 2028 (one month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

2033 Notes: Prior to April 15, 2033 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 30 basis points

Par Call:	2028 Notes: At any time on or after June 15, 2028 (one month prior to their maturity date) 2033 Notes: At any time on or after April 15, 2033 (three months prior to their maturity date)

Trade Date:	May 22, 2023

Settlement Date(2):	May 25, 2023 (T+3)

CUSIP/ISIN:	2028 Notes: 03027XCC2 / US03027XCC20 2033 Notes: 03027XCD0 / US03027XCD03

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under the 2021 Multicurrency Credit Facility.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,481.9 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of all of the net proceeds to repay existing indebtedness under the 2021 Multicurrency Credit Facility.

Joint Book-Running Managers:	J.P. Morgan Securities LLC BBVA Securities Inc. BofA Securities, Inc. Citigroup Global Markets Inc. Morgan Stanley & Co. LLC

Senior Co-Managers:

Barclays Capital Inc.

EA Markets Securities LLC

ING Financial Markets LLC

Mizuho Securities USA LLC

RBC Capital Markets, LLC

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

SMBC Nikko Securities America, Inc.

TD Securities (USA) LLC

Co-Managers:	Commerz Markets LLC PNC Capital Markets LLC The Standard Bank of South Africa Limited

(1) These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2) We expect that the delivery of the notes will be made against payment on May 25, 2023, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated May 22, 2023 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Standard Chartered Bank, The Standard Bank of South Africa Limited and any other non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC at 1-212-834-4533, BBVA Securities Inc. at 1-800-422-8692, BofA Securities, Inc. at 1-800-294-1322, Citigroup Global Markets Inc. at 1-800-831-9146 or Morgan Stanley & Co. LLC at 1-866-718-1649.

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